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                                                                    EXHIBIT 99.1

                                                  Georgia-Pacific [logo]

                                                  133 Peachtree Street Northeast
                                                  Atlanta, Georgia 30303
                                                  (404) 652-4000

News from Georgia-Pacific
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                                                  Release No. C-1616
                                                  Oct. 13, 2000

                    GEORGIA-PACIFIC LAUNCHES EXCHANGE OFFER
                        FOR SHARES OF FORT JAMES CORP.

     ATLANTA--Georgia-Pacific Corp. (NYSE: GP) today launched its exchange offer for all outstanding shares of Fort James Corp. (NYSE: FJ) under a previously announced merger agreement between the two companies. When the merger is completed, Georgia-Pacific will be the world's leading tissue manufacturer.

     In the exchange offer, Georgia-Pacific will pay $29.60 per share in cash and 0.2644 shares of Georgia-Pacific Group common stock for each outstanding share of Fort James common stock. The exchange ratio will be adjusted downward if the price of Georgia-Pacific Group shares exceeds $39.33 for 10 trading days prior to the expiration of the exchange offer. The offer and withdrawal rights are scheduled to expire at midnight (New York City time) on Nov. 9, but may be extended by Georgia-Pacific.

     Both Georgia-Pacific and Fort James have complied with a "second request" for documents from the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act. Georgia-Pacific said it anticipates being able to purchase and pay for shares of Fort James common stock tendered in the exchange offer promptly after Nov. 9.

     The transaction is valued at approximately $11 billion, and includes the assumption of approximately $3.5 billion of Fort James debt. Georgia-Pacific expects to complete the merger later this year.

     A prospectus describing the exchange offer, a letter of transmittal to be used to tender shares of Fort James common stock in the exchange offer, and related documents, are being mailed to shareholders of Fort James. The offer is subject to a number of conditions which are described in the prospectus, including that at least two-thirds of all outstanding shares of Fort James common stock are properly tendered to Georgia-Pacific, that all waiting periods under applicable antitrust laws have expired or been terminated, that the shares of Georgia-Pacific Group to be issued in the offer and the merger have been approved for listing on the New York Stock Exchange, and that no litigation be pending against the transaction.

     Georgia-Pacific has appointed Merrill Lynch & Co. and Banc of America LLC as co-dealer managers of the exchange offer. EquiServe Trust Company N.A. has been appointed to act as exchange agent, and D.F. King & Co., Inc. is the information agent for the offer (telephone number: 1-888-460-7637).

                                    -more-

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     Headquartered at Atlanta, Georgia-Pacific (www.gp.com) is one of the
world's leading manufacturers and distributors of paper and building products. Its familiar consumer brands include Angel Soft, Sparkle, Coronet and MD tissue products and Pacific Garden antibacterial hand soap. The company also sells tissue products for the away-from-home market. Georgia-Pacific's building products distribution segment has long been among the nation's leading wholesale suppliers of building products to professional builders and contractors, hardware stores and large do-it-yourself warehouse retailers. In addition, Georgia-Pacific is the nation's largest producer of structural wood panels and second largest producer of lumber and gypsum wallboard. With 1999 sales of $17.8 billion, the company employs approximately 55,000 people at more than 500 locations in North America.

     Fort James (www.fortjames.com) is a leading international consumer products company, serving consumers both at home and away-from-home with bathroom and facial tissue, paper towels, napkins, cotton pads, cups, plates, cutlery and food wrap products. The company's popular brands include Quilted Northern, Soft 'N Gentle, Brawny, Mardi Gras, So-Dri, Vanity Fair and Dixie in North America, and Lotus, Okay, Embo, Colhogar, Tenderly, KittenSoft, Delica and Demark'Up in Europe. With 1999 sales of $6.8 billion, the company has approximately 50 manufacturing facilities principally located in the U.S., Canada and Europe.


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Media
Contacts:     Ken Haldin / Georgia-Pacific
              (404) 652-6098

              Greg Guest / Georgia-Pacific
              (404) 652-4739

              Mark Lindley / Fort James
              (847) 317-5280

Analyst
Contacts:     Richard Good / Georgia-Pacific
              (404) 652-4720

              Celeste Gunter / Fort James
              (847) 317-5355